Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com
www.allianzlife.com

February 20, 2013

Ms. Sally Samuel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re: Allianz Life Insurance Company of North America
Initial Registration Statement on Form S-1 (File Nos. 333-169865, Accession No. 0000072499-10-000011 )

Dear Ms. Samuel:

On October 12, 2010, the above-referenced Registration Statement was filed on Form S-1. The purpose of this filing was to register a Contingent Individual Deferred Fixed Annuity Contract pursuant to the 1933 Act. We are hereby requesting withdrawal of the previously accepted Registration Statement under Form Type RW and pursuant to Rule 477.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By: /s/ Stewart D. Gregg
       _______________________
            Stewart D. Gregg